# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viking Holdings Ltd, CIK 0001745201
CUSIP: G93A5A101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 94 Pitts Bay Road, Pembroke, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-117984
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 31,344,744; shared voting power 0; sole dispositive power 31,344,744; shared dispositive power 0; aggregate amount beneficially owned 31,344,744 (9.9% of the class)
  Comment: Item 11 is calculated based on a total of 315,371,680 ordinary shares of the issuer outstanding as of May 1, 2025, as disclosed in the issuer's Rule 424(b)(7) prospectus supplement filed with the Securities and Exchange Commission on May 28, 2025.

## Item 1. Issuer
Name of issuer: Viking Holdings Ltd
Address of issuer's principal executive offices: 94 Pitts Bay Road Pembroke , D0, HM 08

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Power of Attorney (incorporated by reference to Exhibit 99.1 of the Schedule 13G/A filed by the reporting person in respect of the issuer on February 13, 2025)

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels, Managing Director, Head of Compliance (08/13/2025)
Comment: 99.1 Power of Attorney (incorporated by reference to Exhibit 99.1 of the Schedule 13G/A filed by the reporting person in respect of the issuer on February 13, 2025)